P. Rupert Russell

rrussell@sflaw.com

(415) 773-7243

January 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Jason Drory

Re: Cardio Diagnostics Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 27, 2022

File No. 333-268759

Ladies and Gentlemen:

On behalf of our client, Cardio Diagnostics Holdings, Inc. (“Cardio” or the “Company”), we submit this letter in response to the comment received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 5, 2023, relating to the above referenced amendment to the Registration Statement on Form S-1, which was filed with the Commission on December 27, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement reflecting the Company’s response to the Staff’s request (“Amendment No. 2” or the “Amended Registration Statement”).

In this letter, we have summarized the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. The page reference appearing in the heading and Staff comment below (which references Amendment No. 1 to the Registration Statement submitted on December 27, 2022), while the page reference in the Company’s response directs the Staff to the page of Amendment No. 2 where the comment is addressed.

Amendment No. 1 to Registration Statement on Form S-1 filed December 27, 2022

Executive Compensation, page 104

Securities and Exchange Commission

January 13, 2023

1.	Please expand the disclosure of executive compensation to include 2022 information.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 104 in response thereto.

Thank you in advance for your assistance in this matter. Please contact the undersigned with any questions or further comments.

SHARTSIS FRIESE LLP

By: /s/ P. Rupert Russell
P. Rupert Russell